Exhibit 3.2

Amendment to Bylaws

The text of Section 3.2 of the Company’s Bylaws, as amended on December 28, 2011, is as follows:

“3.2  NUMBER OF DIRECTORS

The board of directors shall be not less than three (3) nor more than nine (9) members.  The exact number of directors shall be determined from time to time, either by a resolution or bylaw provision duly adopted by the board of directors.  The indefinite number of directors may be changed, or a definite number may be fixed without provision for an indefinite number, by an amendment to this bylaw, duly adopted by the board of directors or by the stockholders, or by a duly adopted amendment to the certificate of incorporation.

No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.”